

September 5, 2013

Via E-Mail
Raul Revuelta Musalem
Chief Financial Officer
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
Avenida Mariano Otero No. 1249-B
Torre Pacífico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, Mexico

> **Re:** **Grupo Aeroportuario del Pacífico, S.A.B. de C.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 15, 2013**
> **File No. 001-32751**

Dear Mr. Revuelta:

We have reviewed your response letter dated August 22, 2013 and have the following comments. Please respond to this letter within 10 business days. After reviewing any information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 7. Trade accounts receivable, page F-28

1. Refer to your response to our prior comment 1. Please revise your disclosure to address the various points made in your response to enable investors to better understand the circumstances associated with accounts receivable for which you have established an allowance for doubtful accounts. For example, disclose the amount of the allowance that has been established for each prior year indicated in the response, the amount of such subject to litigation, the status of the litigation and why you believe it is appropriate to continue to carry the affected receivable balances.

2. In the first paragraph under "Changes in Principal Airlines Operating at our Airports" on page 59, you disclose the balance pending from Grupo Mexicana at August 28, 2010 of Ps. 49.9 million. Based on your response, it appears the amount due from this entity for which an allowance has been established at December 31, 2012 is Ps. 82.1 million. Please revise your disclosure to disclose the total amount pending from Grupo Mexicana and its related entities at the date of the most recent balance sheet presented along with the associated amount of the allowance for doubtful accounts that has been established.

Please contact Doug Jones at 202-551-3309 if you have any questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Branch Chief